EATON & VAN WINKLE LLP

3 Park Avenue

New York, NY 10016

Vincent J. McGill

Direct Dial: (212) 561-3604

Partner

August 5, 2015

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Leland Benton

Re: Bison Petroleum, Corp.

File No. 000-54574

Form 8-K/A filed July 25, 2015

Preliminary Schedule 14C Information Statement filed July 24, 2015

Dear Mr. Benton:

On behalf of our client, Bison Petroleum, Corp., a Nevada corporation (the “Company”), we have filed amendment No. 3 to the Company’s Form 8-K/A(“Amendment No. 3”) concerning its acquisition of Yinhang Internet Technologies Development, Inc.(the “Yinhang Acquisition”) and a Revised Preliminary Schedule 14C Information Statement concerning certain amendments to the Company’s Articles of Incorporation changing its corporate name and its capital stock, including a 1-for-100 reverse stock split, in response to oral comments we discussed with you on Monday, August 2, 2015.

As requested by the staff in its comments:

1. Amendment No. 3 integrates all of the information previously filed by the Company in its Form 8-K (including previous amendments) concerning the Yinhang Acquisition, and includes pro forma financial information.

2. The Information Statement incorporates by reference the information in Amendment No. 3 (see page 4).

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill